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                                                                     EXHIBIT 8.1


                                                                (212) 836-8000
                                                              fax (212) 836-8689

                                    March 29, 2000




U.S. Home Corporation
10707 Clay Road
Houston, Texas 77041

     Re: Merger among U.S. Home Corporation, Lennar Corporation and LEN Acquisition Corporation

Ladies and Gentlemen:

     We have served as counsel for U.S. Home Corporation ("U.S. Home"), a Delaware corporation, in connection with the proposed acquisition of U.S. Home by Lennar Corporation ("Lennar"), a Delaware corporation, pursuant to a Plan and Agreement of Merger, dated February 16, 2000, as amended (the "Merger Agreement"), among U.S. Home, Lennar and LEN Acquisition Corporation ("Acquisition"), a newly formed Delaware corporation and a wholly-owned subsidiary of Lennar. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to such terms in the Merger Agreement.

     You have requested our opinion regarding certain U.S. income tax matters with respect to the transactions described in the Merger Agreement (the "Merger"). This opinion is being delivered to you in response to such request and pursuant to Section 5.1(i) of the Merger Agreement.

     In connection with this opinion, we have examined documents relating to the Merger, including the Merger Agreement and the Lennar - U.S. Home Joint Proxy Statement/Prospectus that was furnished to holders of U.S. Home Common Stock in order to obtain the approval of such holders for the Merger. We have also reviewed the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial decisions and Internal Revenue Service rulings, procedures and notices.




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U.S. Home Corporation     2     March 29, 2000


     We understand the facts relating to the Merger to be as follows:

     Pursuant to the Merger Agreement, U.S. Home will be merged with and into Acquisition, which will be the surviving corporation ("Surviving Corporation") of the Merger. At the Effective Time, if no election is made otherwise, each outstanding share of U.S. Home Common Stock will be converted into and become the right to receive the Merger Consideration, which consists of (i) $18 in cash ("Cash Consideration") and (ii) the number of shares of Lennar Common Stock with a Market Value equal to $18 ("Stock Consideration"), except that in no event will the number of shares of Lennar Common Stock (a) be more than 1.27434 shares of Lennar Common Stock or (b) be fewer than 0.9600 shares of Lennar Common Stock. If, however, the Market Value of a share of Lennar Common Stock is $11.55 or less, each of U.S. Home or Lennar has the right to terminate the Merger Agreement, unless Lennar increases the Stock Consideration to the number of shares of Lennar Common Stock which has a Market Value of $14.72.(1) For these purposes, Market Value equals the average of the Last Sale Price of a share of Lennar Common Stock on each of the twenty New York Stock Exchange trading days ending on, and including, the last New York Stock Exchange trading day prior to the day of the meeting at which the holders of U.S. Home Common Stock vote upon the Merger. The Last Sale Price of a share of Lennar Common Stock on a day will be the last sale price of a share of Lennar Common Stock reported on the New York Stock Exchange consolidated tape prior to 4:00 p.m. on that day.

     Notwithstanding the foregoing, instead of the combination of Cash Consideration and Stock Consideration described above, each holder of U.S. Home Common Stock may elect to receive as the Merger Consideration, either (i) $36 in cash, but no Lennar Common Stock ("Cash Election") or (ii) a number of shares of Lennar Common Stock which is twice the number of shares the holder of U.S. Home Common Stock would otherwise receive (as described above), but no cash ("Stock Election"). However, if Stock Elections would cause the total number of shares of Lennar Common Stock which are to be issued to holders of U.S. Home Common Stock, to be more than the Maximum Shares, (i) the number of shares of Lennar Common Stock which a holder of U.S. Home Common Stock who made a Stock Election will receive, for each share of U.S. Home Common Stock as to which the Stock Election is made, will be reduced on a pro rata basis with all other such holders of U.S. Home Common Stock, to the number such that the total number of shares of Lennar Common Stock to be issued to holders of U.S. Home Common Stock will be the Maximum Shares (assuming no holders of U.S. Home Common Stock exercise dissenters' rights or receive cash in lieu of fractional shares), and
(ii) cash will be


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(1)The Merger Agreement further provides that, if the Market Value of a share of
Lennar Common Stock is more than $23.96, the number of shares of Lennar Common Stock will be the number of shares of Lennar Common Stock which has a Market Value of $23.00.


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U.S. Home Corporation     3     March 29, 2000


distributed to the holder of U.S. Home Common Stock for the remainder of the Merger Consideration. In addition, if Cash Elections would cause more than 55% of the total value of the Merger Consideration for all the outstanding shares of U.S. Home Common Stock to be cash (including cash paid to holders of U.S. Home Common Stock who exercise dissenters' rights based on the assumption set forth below), (i) the cash which a holder of U.S. Home Common Stock who makes a Cash Election will receive will be reduced on a pro rata basis with all other such holders to the amount such that 55% of the total value of the Merger Consideration will be cash (including cash paid to holders of U.S. Home Common Stock who exercise dissenters' rights based on the assumption set forth below), but not below $18 per share of U.S. Home Common Stock, and (ii) the holder of U.S. Home Common Stock will receive for each $0.01 of the reduction of cash a fraction of a share of Lennar Common Stock equal to the number of shares constituting the Stock Consideration divided by 1800. For these purposes, all holders of U.S. Home Common Stock who give U.S. Home a timely proper notice of intention to exercise dissenters' rights are treated as receiving the Merger Consideration consisting of cash equal to $36 per share as to which the notices relate.

     Fractional shares of Lennar Common Stock will not be issued to the holders of U.S. Home Common Stock. Instead, Lennar will pay each holder of U.S. Home Common Stock who would otherwise be entitled to a fractional share of Lennar Common Stock an amount of cash equal to the product of (i) such fraction, and
(ii) the Market Value of a share of Lennar Common Stock. Holders of U.S. Home Common Stock who have complied with Section 262 of the DGCL (i.e., holders of U.S. Home Common Stock who have exercised dissenters' rights) and who, as of the Effective Time, have not withdrawn or lost their right to appraisal, will not have their U.S. Home Common Stock converted into or represent the right to receive the Merger Consideration. Instead, if the Merger takes place, Surviving Corporation will pay such holders of U.S. Home Common Stock the fair value of their shares of U.S. Home Common Stock, determined as provided in Section 262 of the DGCL.

     At the Effective Time, each outstanding option or warrant issued by U.S. Home will become the right to receive a sum in cash equal to (i) the amount, if any, by which the per share exercise price of the option or warrant is less than $36.00, times (ii) the number of shares of U.S. Home Common Stock issuable upon exercise of the option or warrant in full (irrespective of vesting provisions). Thereafter, the options and warrants will be canceled.

     Also at the Effective Time, each issued and outstanding share of Acquisition Stock will remain outstanding and will become one share of common stock of Surviving Corporation.



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U.S. Home Corporation     4     March 29, 2000



     In rendering our opinion we have relied, with your consent and consistent with Section 5.1(i) of the Merger Agreement, upon the representations of U.S. Home, Lennar and Acquisition that are contained in the Merger Agreement, as well as on the representations contained in certifications of officers of U.S. Home and officers of Lennar and Acquisition, respectively, dated the date hereof, that are relevant to this opinion (the "Officers' Tax Certificates"). We have assumed that all such representations are true and complete in all material respects, and that any statement made in any of the documents referred to herein as being "to the best of the knowledge" of any person or party, or similarly qualified, is correct without such qualification. We have not attempted to independently verify such representations. We have assumed the genuineness of all signatures and the capacity of the persons so signing, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all copies submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents.


     We have also assumed for purposes of this opinion that U.S. Home will terminate the Merger Agreement if (i) the Market Value of a share of Lennar Common Stock is $11.55 or less, and Lennar does not increase the Stock Consideration as described above, or (ii) the number of shares of U.S. Home Common Stock as to which the holders give timely and proper notice of intention to exercise dissenters' rights exceeds four percent (4%) of the outstanding shares of U.S. Home Common Stock, and in the case of either (i) or (ii) above the cash payable to all holders of U.S. Home Common Stock as a result of the Merger would be greater than sixty percent (60%) of the total Merger Consideration (including the Cash Consideration, cash paid to holders of U.S. Home Common Stock who exercise dissenters' rights, cash paid with respect to fractional shares of Lennar Common Stock received in the Merger, and cash equal to the value of shares of U.S. Home Common Stock owned by Lennar immediately prior to the Merger).

     Based upon and subject to the foregoing, and assuming full compliance by the parties with the terms and conditions of the documents described herein (including, without limitation, that the Merger will be consummated in accordance with the terms and conditions set forth in the Merger Agreement), we are of the opinion that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and (ii) Lennar, Acquisition and U.S. Home will each be a party to the reorganization within the meaning of Section 368(b) of the Code.


     We express no opinion concerning any income tax matters relating to the Merger except as expressly set forth above. Moreover, we note that our opinion is based on current U.S. income tax laws and Treasury Regulations and on current authoritative interpretations. Such laws, Treasury Regulations and interpretations are subject to change at any time. Any such changes could affect the continuing validity of the opinion contained herein. Moreover, because we have assumed, in rendering our opinion, that all representations in the Merger Agreement and the Officers' Tax Certificates are true and complete in all material respects, the continuing validity of our opinion depends on the continuing validity of such representations.




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U.S. Home Corporation     5     March 29, 2000


     We consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement on Form S-4 initially filed by Lennar on March 21, 2000, as amended, and to the reference to this firm under the caption "Legal Matters" therein. In giving this consent, we do not concede that we are experts within the meaning of the Securities Act of 1933, as amended, or the rules and regulations thereunder, or that this consent is required by Section 7 of the Securities Act of 1933.




                                Very truly yours,


                                /s/ Kaye, Scholer, Fierman, Hays & Handler, LLP